EXHIBIT 99.1

Acasti Pharma to Present at the XVIII(th) International Symposium on Atherosclerosis

LAVAL, Québec, June 06, 2018 (GLOBE NEWSWIRE) -- Acasti Pharma Inc. (NASDAQ:ACST) (TSX-V:ACST) (the “Company” or “Acasti Pharma”), a biopharmaceutical innovator focused on the research, development and commercialization of its prescription drug candidate CaPre® (omega-3 phospholipid) for the treatment of severe hypertriglyceridemia, today announced that the Company is scheduled to present at this year’s XVIII th International Symposium on Atherosclerosis (ISA2018), the premier conference for international atherosclerosis research. The symposium will be held on June 9th through the 12th at the Metro Toronto Convention Centre in Toronto, Canada.

CaPre will be featured in an industry breakfast symposium, entitled “Omega-3, Triglycerides, and CVD: Current Status and Future Directions,” presented by Dr. Harold Bays, an investigator in the Company’s phase 3 TRILOGY clinical trials for CaPre, on June 11, 2018 at 7:00 a.m. to 8:30 a.m. Eastern time.  Dr. Bays, MD, FOMA, FTOS, FACC, FACE, FNLA is the Medical Director / President of the Louisville Metabolic and Atherosclerosis Research Center, in Louisville, KY, USA. The breakfast symposium will highlight recent developments in the field of hypertriglyceridemia.  Pierre Lemieux, Ph.D., COO and CSO of Acasti Pharma, will follow Dr. Bays’ presentation with a brief corporate presentation on Acasti Pharma, including an update on the progress of the phase 3 TRILOGY clinical trials for CaPre. The objective of this symposium is to allow physicians to understand why CaPre has the potential to become the “best-in-class” for treating hypertriglyceridemia if the Phase 3 studies reproduce the results observed in Phase 2.

The International Symposium on Atherosclerosis provides extensive marketing and networking opportunities with an anticipated attendance of 1,200 experts and professionals. The ISA2018 will focus on cutting-edge research and brings together leading atherosclerosis researchers, top clinicians, health practitioners and leading scientists from around the world. Along with top professionals, ISA2018 provides an opportunity for its attendees to participate in public health awareness and innovation forums.
About CaPre®

CaPre is a krill oil derived mixture containing polyunsaturated fatty acids (PUFAs), primarily composed of omega-3 fatty acids, principally eicosapentaenoic acid (EPA) and docosahexaenoic acid (DHA). EPA and DHA are well known to be beneficial for human health, and may promote healthy heart, brain and visual functionˆ, and may contribute to reducing inflammation, and blood triglycerides.² Krill is a natural source of phospholipids and omega-3 fatty acids. The EPA and DHA contained in CaPre are delivered as free fatty acids or bound to phospholipid esters, allowing these PUFAs to reach the small intestine where they undergo rapid absorption and transformation into complex fat molecules that are required for transport in the bloodstream. Acasti believes that EPA and DHA are more efficiently transported by phospholipids sourced from krill oil than the EPA and DHA contained in fish oil that are transported either by triglycerides (as in dietary supplements) or as ethyl esters in other prescription omega-3 drugs, which must then undergo additional digestion before they are ready for transport in the bloodstream. CaPre is intended to be used as a therapy in conjunction with positive lifestyle changes including diet, and is to be administered either alone or with other drug treatment regimens such as statins (a class of drug used to reduce cholesterol levels). CaPre is intended to be taken orally once per day in capsule form.

1Sources: Kwantes and Grundmann, Journal of Dietary Supplements, 2014.
2Source: Ulven and Holven, Vascular health and risk management, 2015.

About Acasti Pharma

Acasti Pharma is a biopharmaceutical innovator advancing a potentially best-in-class cardiovascular drug, CaPre® (omega-3 phospholipid), for the treatment of hypertriglyceridemia, a chronic condition affecting an estimated one third of the U.S. population. Since its founding in 2008, Acasti Pharma has focused on addressing a critical market need for an effective, safe and well-absorbing omega-3 therapeutic that can make a positive impact on the major blood lipids associated with cardiovascular disease risk. CaPre is being evaluated in a Phase 3 clinical program in patients with severe hypertriglyceridemia, a market that includes 3 to 4 million patients in the U.S. and may expand significantly if omega-3s demonstrate long-term cardiovascular benefits in on-going outcomes studies. Acasti Pharma’s strategy is to commercialize CaPre in the U.S. and the company is pursuing partnerships to market CaPre in major countries around the world. For more information, visit www.acastipharma.com.

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of U.S. federal securities laws (collectively, “forward-looking statements”). Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Acasti Pharma to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms “may,” “believes,” “belief,” “expects,” “intends,” “anticipates,” “potential,” “will,” or “plans” to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Forward-looking statements in this press release include, but are not limited to, CaPre’s potential to become the “best-in-class” cardiovascular drug for treating severe Hypertriglyceridemia (HTG).

The forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement and the “Cautionary Note Regarding Forward-Looking Information” section contained in Acasti Pharma’s latest annual report on Form 20-F (the “Annual Report”) and most recent management’s discussion and analysis (“MD&A”), which are available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar/shtml, and on the investor section of Acasti Pharma’s website at www.acastipharma.com. All forward-looking statements in this press release are made as of the date of this press release. Acasti Pharma does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other assumptions, risks and uncertainties that are described from time to time in Acasti Pharma’s public securities filings with the Securities and Exchange Commission and the Canadian securities regulators, including Acasti Pharma’s Annual Report and MD&A.

Neither NASDAQ, the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Acasti Contact:
Jan D’Alvise, President and Chief Executive Officer
Tel: 450-686-4555
Email: info@acastipharma.com
www.acastipharma.com

U.S. Contact:
Crescendo Communications, LLC
Tel: 212-671-1020
Email: ACST@crescendo-ir.com

Canada Contact:
Glen Akselrod Bristol Capital Ltd.
Tel: (905) 326-1888 ext 10
Email: glen@bristolir.com